SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bankwell Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

06654A103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06654A103	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Opportunity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 635,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 635,404
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.20%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 635,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 635,404
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.20%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 06654A103	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON W.R. Endicott IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 635,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 635,404
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.20%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 635,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 635,404
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.20%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 06654A103	13G/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 635,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 635,404
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.20%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 06654A103	13G/A	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Bankwell Financial Group, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 220 Elm Street, New Canaan, Connecticut 06840.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Endicott Opportunity Partners IV, L.P., a Delaware limited partnership ("EOP IV"), with respect to Shares directly owned by EOP IV;

(ii)	W.R. Endicott IV, L.L.C. a Delaware limited liability company ("WR IV LLC") and general partner of EOP IV, with respect to Shares directly owned by EOP IV;

(iii)	Endicott Management Company, a Delaware S-Corporation ("EMC") and Investment Manager to EOP IV, with respect to Shares directly owned by EOP IV;

(iv)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a Co-President and a director of EMC and a managing member of WR IV LLC, with respect to Shares directly owned by EOP IV; and

(v)	Robert I. Usdan ("Mr. Usdan"), who serves as a Co-President and a director of EMC and a managing member of WR IV LLC, with respect to Shares directly owned by EOP IV.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business offices of each of: (i) EOP IV; (ii) WR IV LLC; (iii) EMC; (iv) Mr. Goldstein; and (v) Mr. Usdan is 570 Lexington Avenue, 37th Floor, New York, NY 10022.

CUSIP No. 06654A103	13G/A	Page 8 of 11 Pages

Item 2(c).	CITIZENSHIP

EOP IV - a Delaware limited partnership WR IV LLC - a Delaware limited liability company EMC - a Delaware S-Corporation Mr. Goldstein - United States Mr. Usdan - United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, no par value (the "Shares")

Item 2(e).	CUSIP NUMBER

06654A103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 06654A103	13G/A	Page 9 of 11 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2018 indicated that the total number of outstanding shares of Common Stock as of December 31, 2017 was 7,751,424. The percentages used in the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

EOP IV is a private investment partnership, the general partner of which is WR IV LLC. As the general partner of EOP IV, WR IV LLC has the power to vote and dispose of the securities owned by EOP IV and, accordingly, may be deemed the "beneficial owner" of such securities.

The managing members of WR IV LLC are Mr. Goldstein and Mr. Usdan.

EMC, the Investment Manager of EOP IV has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by EOP IV, and accordingly may be deemed the "beneficial owner" of such shares of Common Stock.

The limited partners and the general partners of EOP IV have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP IV in accordance with their ownership interests in such entities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 06654A103	13G/A	Page 10 of 11 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 06654A103	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2018

ENDICOTT OPPORTUNITY PARTNERS IV, L.P.
BY: W.R. Endicott IV, L.L.C.
its general partner

BY:	/s/ WAYNE K. GOLDSTEIN
Wayne K. Goldstein
Managing Member

W.R. ENDICOTT IV, L.L.C.

BY:	/s/ WAYNE K. GOLDSTEIN
Wayne K. Goldstein
Managing Member

ENDICOTT MANAGEMENT COMPANY

BY:	/s/ WAYNE K. GOLDSTEIN
Wayne K. Goldstein
Authorized Signatory

WAYNE K. GOLDSTEIN, INDIVIDUALLY

BY:	/s/ WAYNE K. GOLDSTEIN
Wayne K. Goldstein

ROBERT I. USDAN, INDIVIDUALLY

BY:	/s/ ROBERT I. USDAN
Robert I. Usdan